Exhibit 99.1

Bit Digital, Inc. Management Presentation Transcript:

LD Micro Main Event Investor Conference

October 12-14, 2021

(Recorded on October 4, 2021)

Remarks by Bryan Bullet, Chief Executive Officer

Hi, and thanks for joining the conference. I’m Bryan Bullett, Chief Executive Officer of Bit Digital, Inc. We’re a sustainability-focused bitcoin mining company, headquartered in New York City, with mining operations in the US and Canada. Our ordinary shares trade on the Nasdaq Capital Market under the ticker “BTBT”.

Sustainability Update

I want to begin with an update on our commitment to decarbonizing. There’s no more important issue facing the bitcoin network and the planet, and it’s no longer optional. We are seeking to play a leadership role for our industry. In fact, our efforts were recently featured in a video piece by Bloomberg.

I’m pleased to announce that on August 25, we signed a 35 MW hosting agreement that’s expected to be powered almost entirely by renewables. This is expected to increase our percentage of carbon-free energy. We intend to release updated statistics on our energy mix in the near future.

Additionally, on July 22, we signed a 100 MW agreement with publicly listed Digihost, that we expect will run on at least half renewable and/or carbon free sources, subject to finalizing our energy procurement strategy with Digihost. We’ll also evaluate carbon offsets for the remainder, through purchases of renewable energy certificates.

We’re proud of these efforts, particularly since both deals were signed subsequent to the mining ban in China, which resulted in an unprecedented surge in hosting demand. Even in this historically tight hosting market, we’ve remained committed to sourcing clean power.

Such efforts protect not only the planet, but also shareholder value, in our view. Due to the institutional investor community’s increasing commitment to ESG, it will soon be unacceptable for public mining companies to run on fossil fuels, we believe.

Of course, no one should be judge and jury of their own efforts. That’s why we became the first listed miner we are aware of, to engage an independent ESG consultancy. We look forward to sharing results of our ongoing ESG review to provide greater transparency.

Finally, on June 23, we became a signatory to the Crypto Climate Accord, a decarbonization framework modeled on the Paris Accord. We will continue to seek to power our machines where the energy supply is partially or entirely carbon-free, in keeping with our commitments.

Company Overview

I’ll now turn to an overview of our company, recent results, and current opportunities.

As a miner, our business is to verify transactions on the bitcoin network. This work is central to the security built-in to the blockchain. For solving the network’s cryptographic puzzles, miners earn bitcoin rewards, and our Company’s revenues are primarily in the form of bitcoins awarded from the network.

As background, Bit Digital entered bitcoin mining in early 2020, though our founders’ experience dates back farther. Since then, we’ve scaled rapidly, and enjoy a competitive currently-owned fleet size among our peers.

Although third quarter results have not yet been finalized, during the second quarter of 2021, we earned 562.9 bitcoins. This was a reduction from Q1, as we were in process of relocating a portion of our fleet geographically. As a result, a material component of our computing power was offline during the quarter. More on this migration later, and on our roadmap to reach and exceed our prior peak production of 1,013 bitcoins earned in Q1 of this year.

We are a global organization. We’ve transitioned our leadership and operations to North America, to provide greater transparency, and access to the stable environment here.

One example of this transition is our leadership team. For example, we recently announced that Brock Pierce, Chairman of the Bitcoin Foundation, agreed to join our Board of Directors. Brock is a noted entrepreneur, investor and visionary with enormous stature in the crypto community, and significant mining experience.

Our Chief Strategy Officer, Sam Tabar, is a veteran blockchain player. Following a career as an attorney at Skadden, and as regional Head of Capital Strategy for Bank of America Merrill Lynch, he co-founded a business sold to ConsenSys, the largest Ethereum software developer globally.

Another example is myself. I came on as CEO, in part, to lead our push toward better transparency and communications with US shareholders. My investment banking and capital markets experience dates nearly 2 decades, a significant part of that working to scale small cap companies in the public markets.

While our headquarters and mining operations are in North America, we believe our international abilities provide several strategic advantages, which will continue to serve us going forward – particularly during this unique transitional time for the mining industry.

China Ban and Miner Migration

As has been widely reported, in June, authorities banned bitcoin mining in mainland China. Prior to the ban, China had been home to the majority of global mining capacity, according to industry sources, including a portion of our fleet that had not yet been migrated to the US. Our Company immediately suspended our remaining mining operations in China, effective June 21.

Naturally, our first order of business was to secure and redeploy our remaining China-based fleet. Accordingly, we accelerated our migration to North America, which had been ongoing since October 2020. In fact, our migration was discussed in a front page Wall Street Journal story on August 23rd.

During Q2, we shipped 14,500 miners to the United States, our largest quarterly shipment to date. We also sold or disposed of certain models. We plan to reinvest net sales proceeds into purchases of better equipment, and our sales and disposals were partially offset by miner purchases during the quarter.

In Q3, these process continued. While our third quarter results are not yet final, I’m pleased to report that as of September 30, we had no miners left in mainland China. The majority of our fleet was either already deployed or awaiting installation in North America. A smaller number was at sea, en route to US port. Our updated fleet status and figures will be announced in our third quarter operations update.

We were fortunate, in that we have been successfully shipping large quantities of miners purchased in China and redeploying them in North America since October 2020. We already had in-place the logistical channels, know-how and hosting relationships that allowed us to accelerate this process, merely pulling forward in time our planned migration strategy, which had been in place since last October.

Miner Purchase Opportunity and Outlook

Others operating in China were not so fortunate, and were faced with little choice but to exit the business, and attempt to sell equipment en masse, according to industry sources. This has led to an historic disruption in the spot market for miners. Such equipment is believed to be flowing onto the market, as formerly China-based operators seek to exit. Against this backdrop, Bit Digital is presented with an extraordinary growth opportunity.

We are positioned to acquire these miners at scale, and potentially increase our asset base significantly and rapidly. To our knowledge, Bit Digital is the only US-listed miner with both a primarily US-based management team, operations and hosting relationships, and deep relationships among the major former Chinese operators. We are positioned to source equipment and transact with reputable counterparties rapidly, in large volumes, as we have done before. As illustration of this capacity, the Company grew to its current position as one of the largest US-listed miners, primarily through several large spot market purchases. And as noted, we have been successfully shipping large quantities of miners purchased in China and redeploying them in North America since October 2020. We are not aware of another miner with this unique blend of global capabilities.

Said differently, we can serve as a bridge from the disrupted Chinese market, into North America, and by doing so potentially grow our fleet size and hash rate materially, subject of course to market conditions and capital availability.

Additionally, we enjoy strong relations with senior executives of the major miner manufacturers. As a result, we believe that direct purchases are another potential avenue for fleet growth, and that we are well-positioned to secure attractive terms. We have recently commenced discussions about such direct purchases.

Miner Purchase Plan

To finance our growth, on September 30, we announced an $80 million institutional private placement. Additionally, we have filed two draft registration statements with the SEC. These provide for a total of $544 million in future equity raising capacity, subject to effectiveness with the SEC.

To frame the scale of our opportunity, assuming the aforementioned capital is fully drawn, the net proceeds, combined with cash on hand, would fund miner purchases totaling over 5 EH.

Combined with our current fleet, our resulting pro forma mining capacity would surpass any of our listed our competitors’ current capacity, by a wide margin.

The foregoing is based on our estimates and expectations for buying a mix of miners, including both current and 1.5 generation models, and our views on market pricing, as informed by recent quotes and negotiations.

It’s important to note that our spot market strategy generally entails delivery within a few weeks. This is in sharp contrast to the practice of most of our peers: buying exclusively from manufacturers. We understand such orders may take many months to deliver, due to supply limitations. We believe our ability to compress delivery timelines dramatically increases the potential return on investment, and creates the potential for Bit Digital to surpass competitors in terms of current operating fleet scale.

It’s also important to note that this outlook is subject to capital availability, and is subject to change, as market pricing and volumes for miners varies daily and is subject to factors beyond our control.

We look forward to sharing continued updates on our anticipated purchase activity, further demonstrating our differentiated capabilities.

Power and Hosting

In addition to migrating miners and sourcing purchases, the third leg of our growth plan is to secure power and hosting in North America, to run our current fleet and anticipated purchases.

I’m happy to report that our current fleet is now fully provided for from a hosting perspective, with significant excess capacity to facilitate growth.

Specifically, as mentioned, during the third quarter we signed two new hosting agreements totaling 135 MW. This brings total hosting capacity to approximately 215 MW. Consequently, we estimate over 100 MW in excess of our current fleet’s needs, to accommodate growth.

Of course, assuming full execution of the aforementioned purchasing plan, we will also require additional power. We’re highly confident we can secure it, based on recent success securing 135 MW in just over a month, amidst the tightest hosting market in recent memory, and based on ongoing discussions with new and existing partners.

Our hosting relationships are well-diversified across several institutional-quality public and private companies. Our current partners include Core Scientific, Compute North, Digihost Technologies, Link Global Technologies, and most recently, Blockfusion USA.

Blockfusion Agreement

I’d like to comment further specifically on our deal with Blockfusion, as it includes some unique features.

Blockfusion is a privately held firm whose principals’ experience in mining facilities dates to 2017. In crafting our agreement, we went beyond the usual service provider relationship, and created a framework for a potential acquisition of securities in, or the entirety of, Blockfusion, pursuant to the ROFR provisions of our agreement. What this means, is that we and Blockfusion expect to work together to explore consummating a strategic transaction, consistent with the spirit of the agreement, and the intent of both Bit Digital and Blockfusion’s principals.

There are several reasons why this would be desirable. First, we would internalize hosting economics that would otherwise be paid to Blockfusion. Second, Blockfusion’s veteran site development and facility operations team could give Bit Digital differentiated capabilities. Third, and related, Bit Digital’s capital resources and relationships could help activate Blockfusion’s expansion pipeline of new power opportunities.

Now to date, Bit Digital has outsourced hosting to third parties, based on our desire to focus capital resources on mining economics. While this remains our overarching view, we also see strategic value in having internal capabilities to secure and develop hosting power, which is the single most important input to mining. We don’t see this as an “either-or”, but rather foresee a scenario where a limited amount of internal hosting capability creates significant strategic advantages, while retaining our overall investment focus on mining.

Hosting Economics

To drill deeper, I’ll provide some more granular statistics on our hosting economics.

Pro forma for hosting agreements signed to date, we expect to enjoy a competitive base power and hosting rate of approximately 3.6 cents per kWh, on a weighted average basis. About 84% of our hosting contracts feature fixed power pricing, with 16% variable, based on market pricing. As mentioned, these figures rely on certain assumptions, including estimates regarding future energy procurement.

We achieve low hosting rates, in part, by offering profit shares to many of our hosting partners. Our weighted average profit split is 19.4%. By sharing some upside, we secure downside protection, such that our operations can remain profitable in a lower bitcoin price environment. We also believe profit sharing helps align interests with our hosts, and drives strong performance and uptime for our fleet.

New Initiatives and Closing

In closing, I’ll preview that in the coming months, we look forward to announcing some exciting new initiatives in the digital assets ecosystem, that we think will further differentiate our Company and drive shareholder value. Specifically, in Q3 we commenced a small pilot program to generate additional yield from some of our digital asset holdings, by participating in certain DeFi, or “Decentralized Finance”, strategies. These are strategies that we believe offer attractive risk-adjusted return potential, with a high degree of principal protection. We intend to monitor this pilot and its associated risks for a period of time, to evaluate potential expansion, subject to performance and ongoing risk analysis.

We welcome new investors to get involved in our Company, which we believe represents an exciting way to gain exposure to our dynamic sector of the crypto market through a Nasdaq-traded security.

Thank you for watching, and for participating in the conference.

Safe Harbor Statement

This presentation may contain certain “forward-looking statements” relating to the business of Bit Digital, Inc., and its subsidiary companies. All statements, other than statements of historical fact included herein are “forward-looking statements.” These forward-looking statements are often identified by the use of forward-looking terminology such as “believes,” “expects,” or similar expressions, involving known and unknown risks and uncertainties. Although the company believes that the expectations reflected in these forward-looking statements are reasonable, they do involve assumptions, risks and uncertainties, and these expectations may prove to be incorrect. Investors should not place undue reliance on these forward-looking statements, which speak only as of the date of this presentation. The Company’s actual results could differ materially from those anticipated in these forward-looking statements as a result of a variety of factors, including those discussed in the Company’s periodic reports that are filed with the Securities and Exchange Commission and available on its website at http://www.sec.gov. All forward-looking statements attributable to the Company or persons acting on its behalf are expressly qualified in their entirety by these factors. Other than as required under the securities laws, the Company does not assume a duty to update these forward-looking statements.